

January 10, 2013

Via E-mail
Chris A. Choate
Executive Vice President, Chief Financial Officer and Treasurer
AmeriCredit Automobile Receivables Trust 2011-5
c/o AmeriCredit Financial Services, Inc.
801 Cherry Street, Suite 3500
Fort Worth, TX 76102

  Re: **AmeriCredit Automobile Receivables Trust 2011-5**
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed March 29, 2012
      File No. 333-170231-04

Dear Mr. Choate:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Robert Errett

           Robert Errett
           Special Counsel